05011961

62-3470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

SUPPL

18th October, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened on Friday, the 28th October, 2005, *inter alia*, to consider and approve the unaudited financial results of the Company for the quarter and half year ended 30th September, 2005.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary



ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.